Contact

www.linkedin.com/in/tal-s-02194557 (LinkedIn)

Top Skills

Financial Modeling
Investment Banking
Mergers & Acquisitions

Languages

Hebrew

Tal S.

Tech and media and gaming
Los Angeles County, California, United States

Experience

Infinite Canvas
CEO, Co-Founder
2021 - Present (1 year)

Immortals, LLC
Chief Digital Officer (CDO)
2018 - December 2020 (2 years)

BuzzFeed
Business Strategy and Growth
2017 - 2018 (1 year)

The Chernin Group
Manager and EIR
2014 - 2017 (3 years)

The Chernin Group manages, operates and invests in businesses in the sports, media, entertainment, and technology sectors

McKinsey & Company
Business Analyst
2012 - 2014 (2 years)

Education

Horace mann

Yale University
Bachelor of Arts (B.A.), Political Economy